

September 9, 2013

Via E-Mail
Jerry W. Burris
President and Chief Executive Officer
Associated Materials, LLC and AMH New Finance, Inc.
3773 State Road
Cuyahoga Falls, Ohio 44223

>   **Re: Associated Materials, LLC and AMH New Finance, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed August 30, 2013**
>   **File No. 333-190108**

Dear Mr. Burris:

We have reviewed your registration statement and have the following comment.

Risk Factors, page 15

The pledge of the capital stock…page 24

1. We note your response to comment 2 in our letter dated August 9, 2013. Since the notes were issued with the Pledged Securities as collateral, notwithstanding that the underlying assets of the entities are also pledged, please help us to understand your views on whether this provision is material to note investors. For example, was the pledge of the Pledged Securities negotiated, or did it impact the pricing of the notes? We are concerned that investors who may consider this a material feature of the notes in making their investment decision and assessing the risks associated with the notes may consider the provision to be material, and may not have enough information to understand how the Rule 3-16 exclusion impacts their security interests. For example, and as expressed in our earlier comment, we believe that it would be useful for investors to know the aggregate percentages of consolidated assets, revenues, and pre-tax income for any of the Subject Subsidiaries, and their market value in order to better understand the implication that the Rule 3-16 exclusion has on their security interest. Please advise, or revise your disclosure to provide this additional information.

You may contact Jeff Gordon, Staff Accountant at (202) 551-3866 or, in his absence, Lisa Etheredge, Staff Accountant at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Terence O'Brien for

Pamela Long
Assistant Director

Cc: Via E-Mail
    William B. Brentani, Esq.